Exhibit 3.2

AMENDMENT NO. 3 TO
BY-LAWS OF
KASPIEN HOLDINGS INC.

The By-Laws of Kaspien Holdings Inc., a New York corporation, are hereby amended, effective March 8, 2022, by:

1.	Replacing the definition of “Transfer” in Section 6.7(a) (Restrictions on Transfers; Definitions) in its entirety with the following:

“Transfer” shall mean, subject to the last sentence of this definition, any direct or indirect sale, transfer, assignment, conveyance, pledge, or other disposition and shall also include the creation or grant of an option (within the meaning of Treasury Regulations Section l.382- 4(d)(9)). A Transfer shall not include an issuance or grant of Corporation Securities by the Corporation, the modification, amendment or adjustment of an existing option by the Corporation, the exercise by an employee of the Corporation of any option to purchase Corporation Securities granted to such employee pursuant to contract or any stock option plan or other equity compensation plan of the Corporation, and the exercise of a Warrant, but only to the extent that there has not been a change in the direct or indirect ownership of such Warrant after the Effective Date, the exercise of the New Warrant, or any sale, transfer or other disposition of Corporation Securities issued upon exercise of the New Warrant.

2.	Adding the following definition to Section 6.7(a) (Restrictions on Transfers; Definitions):

“New Warrant” shall mean the warrant issued to Alimco Re Ltd. on March 2, 2022.